ATER WYNNE HEWITT DODSON & SKERRITT, LLP
222 S.W. Columbia, Suite 1800
Portland, Oregon  97201
(503)226-1191 (phone)
(503)226-0079 (fax)

January 6, 1997


Mr. Cordell Berge
Acquisitions Northwest, Inc.
210 SW Morrison
Suite 600
Portland, OR  97204

RE:   Letter of Intent to Purchase Tualatin Vineyards

Dear Mr. Berge:

This Letter of Intent sets forth the terms and conditions by which Willamette Valley Vineyards, Inc. ("Buyer") proposes to purchase all of the outstanding shares of capital stock of Tualatin Vineyards, Inc. ("Company") located near Forest Grove, Oregon. The shareholders of Company are referred to hereinafter as the "Sellers".

The parties recognize that this Letter of Intent has been unanimously approved by the Boards of Directors of both Buyer and Company. The terms and conditions include, but are not limited to, the following:

1.   Purchase Terms and Conditions.  The Buyer will acquire
100 percent of the stock of Tualatin Vineyards, Inc., through a tax-free reorganization in the form of a merger, as follows:

A. The purchase price will be $1,824,000 plus the current assets (with inventory valued at cost under generally accepted accounting principles), minus the current and long-term liabilities of Company as reflected in its audited balance sheet as of November 30, 1996, and any subsequent unaudited balance sheet as of the Closing Date as defined in paragraph 2 below.

B. The purchase price will be paid in a combination of cash and stock of Willamette Valley Vineyards, Inc., as follows:

i. Buyer will issue new shares of unregistered, Willamette Valley Vineyards, Inc. common stock in an amount equal to 65 percent of the purchase price. The method for establishing the share price shall be agreed to between Buyer and Company, but will be based on the mean of the closing prices for a period of 60 days immediately prior to the date of execution of the Stock Purchase Agreement. To provide Sellers with liquidity for their newly issued shares of Willamette Valley Vineyards, Inc. stock, Buyer will either grant Sellers demand and piggyback registration rights typical for this type of transaction or, if the parties mutually agree, the shares shall be exempt from registration pursuant to a state fairness hearing and Section 3(a)(10) of the Securities Act of 1933.

ii. The remaining 35 percent of the purchase price will be paid in cash at Closing.

iii. The purchase price will be paid to Sellers in such amounts as equals their prorata ownership in Company in such combinations of shares of Willamette Valley Vineyards, Inc. stock and cash as determined by Company. Company will provide to Buyer the prorata amounts and combinations of stock and cash payments prior to the closing. Any upward or downward adjustment to the purchase price based on the results of Company's audited balance sheet at November 30, 1996 and any subsequent unaudited balance sheet as of the Closing Date, shall be made proportionately to the amount of shares of Willamette Valley Vineyards, Inc. stock and cash paid to each Seller as their portion of the purchase price.

C. As an earnest money deposit for the purchase described in this Letter of Intent, Buyer agrees to place $12,000 in escrow. The earnest money deposit shall be given by Buyer, together with mutually agreeable escrow instructions to the escrow agent, as soon as practicable following execution of this Letter of Intent. At Closing, assuming all closing conditions have been satisfied or waived, the earnest money deposit will be returned by escrow agent to Buyer or paid to Sellers.

D. The parties shall escrow $100,000 of the purchase price (such amount to consist of $65,000 in value of Willamette Valley Vineyards, Inc. stock and $35,000 in cash) until Buyer and Seller in their reasonable determination are satisfied with the amounts set forth in the unaudited balance sheet of the Company dated as of the Closing Date.

2. Closing Date. The Closing Date shall be as soon as possible in January 1997, or any other date which is mutually agreeable between the parties.

3. Buyer's Conditions to Closing. Buyer's obligation to proceed with the transaction under this Letter of Intent is subject to the following conditions and Buyer's satisfactory due diligence investigation with respect to the following issues:

A. Analysis and verification of the continued viability of Company's existing customer contacts and business relationships.

B. Company to pay off entire amount of its loan from Farm Credit Services (FCS). Should the Company be required to borrow funds on a short term basis to pay off the FCS loan, Buyer agrees to pay off Company's short term obligation at the time of closing.

C. Evaluation of all other assets, liabilities, business and financial condition of Company, and verification of the balance sheet items such as accounts payable, accounts receivable, inventory and accrued expenses.

D. Receipt of any and all consents and approvals, if any, from all third parties, including without limitation the ability of Buyer to obtain all required licenses from governmental authorities (including the transfer of Company's liquor licenses) and all required assignments of contracts, leases, agreements and the like to enable Buyer to carry out Company's business on a timely basis following the Closing.

E. Buyer's ability to utilize Company's assets effectively and efficiently depends on Buyer's successful employment of certain key employees of Company. Buyer's obligation to close the transaction is conditioned upon securing the employment commitment of those employees which Buyer deems are key to successful operation of Company's business.

F. Buyer will be obtaining third party financing for the cash portion of the purchase price and certain working capital requirements. Buyer's obligation to proceed with the transaction is subject to Buyer obtaining timely financing on satisfactory terms.

G. The receipt of such formal and informal opinions of legal, tax and accounting counsel as Buyer may require concerning such matters as may be of reasonable concern to Buyer.

H. The execution by Buyer, Company and Sellers of a definitive Stock Purchase Agreement together with all related assignments and other instruments necessary to fully transfer all outstanding shares of Tualatin Vineyards, Inc. stock to Buyer.

I. Company's and Sellers' performance of their obligations described in paragraphs 5, 6 and 7 below.

J. Approval of the terms of the purchase by Buyer's investment bankers.

K. Approval of the terms of the purchase by a third party investor with whom Buyer has had preliminary discussions about a proposed significant strategic investment in Buyer.

L. The agreement of all shareholders of Company to sell their shares to Buyer and the execution of the Stock
Purchase Agreement by all shareholders.

M. Buyer shall have granted registration rights to Buyer's founders, Jim Bernau and Don Voorhies, on terms consistent with the registration rights granted to Sellers.

4. Stock Purchase Agreement. The Stock Purchase Agreement shall, among other things include:

A. Provisions reflecting the sale and purchase of all outstanding shares of Tualatin Vineyards, Inc. stock, purchase price, payment, and closing requirements pursuant to paragraphs 1 through 3 of this Letter of Intent.

B. Representations, warranties and indemnity agreements by Company and Sellers, each to survive the closing for a period of one year following the Closing Date, including but not limited to those listed below. For purposes of the representations and warranties, the term "Company's knowledge" or "Seller's knowledge" shall refer to matters actually known by Company or Sellers as the case may be. By way of illustration and not limitation, the Stock Purchase Agreement shall include the following representations and warranties by Company and
Sellers:

i.    the legal status and authority of Company;

ii.   the authorization and validity of the Stock
      Purchase Agreement and all related agreements as to Company and Sellers;

iii. the ownership structure of Company and existence and structure of any subsidiaries or affiliates of Company;

iv. the status of all consents and approvals required to be obtained by Company to consummate the purchase;

v. Company's compliance with all laws, and the status of all licenses and permits applied for or obtained for the operation of Company's business;

vi. the accuracy of the financial statements and other information, whether of a financial or operational nature, of Company, provided to Buyer;

vii.   the status of any claims, litigation or
       liabilities, including tax liabilities prior to the Closing Date;

viii.  that all contracts, leases, licenses,
       permits and other agreements of Company have been disclosed and are valid and enforceable according to their terms, except as disclosed to Buyer;

ix. that Seller has good and unencumbered and marketable title to all of the assets of the Company, without the existence of any liens, charges or other interests except those disclosed to and accepted by Buyer;

x.     that Seller has adequate title to the
       inventory as reflected on the financial statements as necessary for processing of the inventory into furnished products for sale by Company;

xi. that, to the best of Company's knowledge, its receivables are unconditional and enforceable obligations of the account debtors and are not subject to any offsets or recoupment, except as disclosed to Buyer;

xii. that Seller's will be responsible for all taxes due as a result of operations prior to the Closing Date;

xiii. that, to the best of Company's knowledge, the operation of all of the assets and the conduct of Company's business shall have been and shall be, as the Closing Date, in full compliance with all applicable federal, state and local statutes, ordinances and regulations, except as disclosed in writing to Buyer;

xiv. that there are no outstanding claims or proceedings pending or threatened against Company as a result of labor contracts, except as disclosed to Buyer;

xv. that Sellers have good, unencumbered and marketable title to their respective shares of stock of Company, and that Sellers have obtained all necessary consents and approvals for transfer of the shares to Buyer;

xvi. that, to the best of Company's knowledge, Company has not failed to disclose any facts, conditions or circumstances which could have a material adverse effect on the Company;

xvii.that, to the best of Company's knowledge, there are no conditions applicable to any of the assets or the facilities operated by the Company which could lead to a claim, liability or investigation relating to environmental contamination, except as disclosed in writing to Buyer; Sellers shall indemnify Buyer against any and all such environmental claims or liabilities applicable to periods prior to Closing Date; and

xviii. that no material changes have occurred in the Company's financial statements between 30 November 1995 and the Closing Date; in particular, the fixed assets including, land, buildings, improvements and equipment.

C.     Representations and warranties of Buyer as to:

i.     Buyer's legal status and authority;

ii.    the authorization and validity of the Stock
       Purchase Agreement and related documents as to Buyer; and

iii.   the status of any pending or threatened
       litigation or other proceeding involving Buyer.

D. Provisions to the effect that the Sellers shall each be personally liable to the extent of their ownership interest in the Company for the performance of Company's obligations and the accuracy of Company's representations and warranties.

E.     The agreement of Sellers (except for William
       Fuller) not to compete with Buyer for a period of two years after the Closing Date and to forever hold in confidence all knowledge and information with respect to Company's business.

5. Conduct of Business. Until the Closing Date, Company will use best efforts to conduct its business in a reasonable and prudent manner in accordance with past practices; will engage in no transactions out of the ordinary course of business; will use best efforts to preserve the existing business organization and relations with its employees, customers, suppliers and others with whom it has a business relationship; will use their best efforts to preserve and protect the assets; will not dispose of any of its assets, except such as are retired and replaced in the ordinary course of business; will not make any distribution to shareholders; will not, without Buyer's approval which will not be unreasonably withheld, pay any bonuses nor make any salary or wage increases other than those regularly scheduled in the normal course of business, and will conduct its business in compliance with all applicable laws and regulations.

6. Access and Confidentiality. During reasonable business hours, Buyer and its agents will have access to the premises in which Company conducts its business and to all of the books, records, personnel, consultants, accountants and attorneys of Company. Company will furnish to Buyer such financial records, operational data and other information as Buyer shall reasonably request and shall immediately provide to Buyer or its agents, for review, Company's Articles of Incorporation, bylaws, stock book, minutes book, retirement plans, insurance records, employee agreements, leases, contracts, invoices and documents to which Company is a party.

Buyer understands that all information provided by the Company is confidential, proprietary and, potentially, sensitive material. Buyer agrees to use such information solely for the purpose of evaluating and structuring the transaction contemplated in this Letter of Intent. Buyer will not disclose to anyone other than those advisors, accountants, attorneys and staff assisting Buyer in this transaction. No announcement, discussion, press release or other publication of this Letter of Intent, the possibility of the purchase or the negotiations and discussions between Buyer and Company may be made or issued by one party without the written authorization of the other party, except that each party may seek the advice of its counsel, accountants and other advisers with respect thereto.

7. Negotiations with Others. Company and Sellers acknowledge that, upon execution of this Letter of Intent, Buyer will proceed with the investigation described above, will retain counsel, accountants and other advisers, and will commence preparation of documents to implement the terms hereof. Accordingly, Company and Sellers agree that prior to the 90th day following the date on which Buyer executes this Letter of Intent, neither the Company, nor Sellers nor Company's employees or agents will directly or indirectly contact, solicit from, or negotiate or communicate with anyone other than Buyer regarding the sale or potential sale of Company's stock, its assets, or any ownership interest in Company, and any such contacts, solicitations, negotiations or communications which were initiated prior to the execution of this Letter of Intent shall be suspended and shall not resume. Company will promptly reveal to Buyer the nature and terms of any unsolicited offer, proposal or communication Seller receives from any third party after the execution of this Letter of Intent.

Effect of this Letter of Intent; Miscellaneous. When signed by all parties, paragraphs 1, 3, 5, 6, 7 and 8 of this Letter of Intent will be a binding and enforceable agreement between the parties. Buyer and Company agree to proceed promptly in the preparation and negotiation of the definitive Stock Purchase Agreement. The Stock Purchase Agreement will be prepared by Company's counsel consistent with the terms and conditions outlined in this Letter of Intent. Regardless of whether a definitive Asset Purchase Agreement is entered into, Buyer and Seller will bear their own expenses for this transaction. The parties understand and acknowledge that Company will pay to Acquisitions Northwest, Inc. ("ANI") a broker's fee of $115,000 in connection with ANI's representation of Company in the transaction which is the subject of this Letter of Intent. The parties further understand and acknowledge that ANI's fee shall be paid out of the shares of Willamette Valley Vineyards, Inc. common stock to be received by Sellers in this transaction.

This Letter of Intent shall be effective upon signature by all parties in the spaces below.

Very truly yours,


/s/ Kevin R. Chambers


Kevin R. Chambers
Vice President/General Manager
Willamette Valley Vineyards, Inc.







	[SIGNATURES ON FOLLOWING PAGE]


	SIGNATURE PAGE


ACCEPTED AND AGREED TO:

Tualatin Vineyards, Inc.


By:  /s/ William Malkmus                1/16/97
         William Malkmus                Date
         President and Director



    /s/ William Fuller                  1/17/97
        William Fuller, Director        Date



    /s/ Loran Stewart                   1/16/97
        Loran Stewart, Director         Date




Willamette Valley Vineyards, Inc.



By:  /s/ James W. Bernau                1/15/97
         James W. Bernau                Date
         President and Chairman of
         the Board of Directors








Mr. Cordell Berge
January 6, 1997
Page 11





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